
GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

March 21, 2014

<u>Via Overnight Delivery</u>

Mr. Anthony J. Galici
Secretary, Chief Financial Officer, & VP
Griffin Land & Nurseries, Inc.
One Rockefeller Plaza
Suite 2301
New York, NY 10020

Re: <u>Notice of Intent to Nominate Directors at the Company's 2014 Annual Meeting of Stockholders</u>

Dear Mr. Galici:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies Griffin Land & Nurseries, Inc. ("the Company") that it intends to nominate Christopher P. Haley and Walter M. Schenker as nominees for election as directors to the Board of Directors of Griffin Land & Nurseries, Inc. at the Company's 2014 Annual Meeting of Stockholders.

GAMCO hereby provides the following information concerning Mr. Christopher P. Haley

1. The nominee's name, age, principal occupation and employer.

    Christopher P. Haley, 45. Founder, Managing Principal. Palladian Realty Capital LLC.

2. The nominee's address and phone number.

    Business: 724 Dulaney Valley Road, Townson, MD, 21204.
    Phone Number: (410) 296-0601

3. A biographical profile of the nominee, including educational background and business and professional experience.

    Mr. Haley has held the position of Managing Principal of Palladian Realty Capital LLC, a real estate investment banking and advisory company which Mr. Haley founded in 2009. Prior to his position at Palladian Realty Capital LLC, Mr. Haley held various leadership positions at Wells Fargo and several of its various capital markets predecessor companies from 1993 through 2009, most recently serving as Managing Director at Wells Fargo Securities from 2003 through 2009. Such service also included his lead role in the firm's equity research department focusing on real estate company analysis. Since January 2012, Mr. Haley has served as a director of Rouse Properties,

1



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

Inc. (NYSE: RSE), a property management company that owns and manages regional malls in the United States. Mr. Haley is a lead instructor for SNL Securities' Financial Statement Analysis for Real Estate/REIT School, a Trustee and Governor of NAIOP's Research Foundation, a national commercial real estate development association, and a former member of the NAREIT Financial Standards Task Force. Mr. Haley received a Bachelor of Science in Business Administration degree, with concentrations in Finance and Accounting, from Villanova University.

GAMCO believes that Mr. Haley's qualifications to serve on the Board of Directors include his over 20 year career in the real estate industry working in leadership, operational, and analytical positions. GAMCO strongly supports the nomination of Mr. Haley for election to the Board of Directors of the Company at its 2014 Annual Meeting of Stockholders.

A copy of Mr. Haley's biographical sketch is enclosed (Exhibit A).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent.

> *We are advised that no business relationship exists between Mr. Haley and the Company, directly or indirectly, and that Mr. Haley would qualify as an independent director.*

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

> *At present, Mr. Haley does not hold any shares of stock of the Company.*

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules; and

7. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

> *Mr. Haley's written consent letter is enclosed (Exhibit B).*

2



GAMCO
ASSET MANAGEMENT

GAMCO hereby provides the following information concerning Mr. Walter M. Schenker

1. The nominee's full name, age, principal occupation and employer.

   Walter M. Schenker, 67. Sole Principal, MAZ Capital Advisors, LLC.

2. The nominee's address and phone number.

   Business address: 1130 Route 46, Suite 22, Parsippany, NJ, 07054.
   Phone Number: (973) 277-2737

3. A biographical profile of the nominees, including educational background and business and professional experience.

   Mr. Schenker has worked in the investment business for over 40 years. He worked for a number of leading brokerage/investment banks as well as money management firms. In 1999, he was one of the founders of Titan Capital Management, a registered investment advisor and hedge fund. In June 2010, after the retirement of Mr. Schenker's partner, he founded MAZ Capital Advisors where he is self-employed. Mr. Schenker has worked with public and private companies to advise and assist with raising capital. Mr. Schenker has been the lead plaintiff in securities class actions, and is knowledgeable on corporate governance issues. Mr. Schenker has served as a director of Sevcon, Inc. (NasdaqCM: SEV), a corporation engaged in the electronic controls business, since December 2013, where he is a member of the compensation committee. Mr. Schenker graduated from Cornell University, with a Bachelor of Arts degree, and received a Masters in Business Administration from Columbia University.

   GAMCO believes Mr. Schenker's qualifications to serve on the Board of Directors include his experience with many aspects of public company investing including accounting, financial reporting, capital allocation, strategic transactions, corporate governance and investor relations. GAMCO strongly supports the nomination of Mr. Schenker for election to the Board of Directors of the Company at its 2014 Annual Meeting of Stockholders.

   A copy of Mr. Schenker's biographical sketch is enclosed (Exhibit C).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

We are advised that no business relationship exists between Mr. Schenker and the Company, directly or indirectly, and that Mr. Schenker would qualify as an independent director.

5. The classes and number of shares of stock of the Company owned beneficially and of record by the candidate.

    At present, Mr. Schenker does not hold any shares of stock of the Company.

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules; and

7. Any other information regarding the nominee that the Stockholder wishes the Board to consider in evaluating the recommended nominee.

    In 2007, TCMP3 Partners, L.P., its general partner TCMP3 Capital, LLC, its investment manager Titan Capital Management, LLC, and portfolio managers Steven E. Slawson and Walter M. Schenker agreed to a settlement with the SEC in connection with unregistered securities offerings, which are commonly referred to as "PIPEs"(Private Investment in Public Equity). The settlement was reached without admitting or denying the allegations of the complaint.

    Mr. Schenker's written consent letter is enclosed (Exhibit D).

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

    GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.

2. GAMCO's address and telephone number.

    GAMCO's principal offices are located at One Corporate Center, Rye, NY 10580. (914) 921-5100.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Shareholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

   As of March 21, 2014, GAMCO was the beneficial owner of 1,062,729 shares of the Company's common stock, representing 20.65% of the outstanding shares of the common stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated March 11, 2014, is enclosed (Exhibit E).

4. A description of all arrangements and understandings between GAMCO and each nominee being nominated by GAMCO and any other person or persons (including their names) pursuant to which the nominee is being recommended by the Shareholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules.

   There are no arrangements or understanding between GAMCO and Mr. Haley and Mr. Schenker or others pursuant to which Mr. Haley and Mr. Schenker are being nominated by GAMCO.

   GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of 35.04% of the common stock of Sevcon, Inc., for which Mr. Schenker serves as a director.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders.

   GAMCO may determine to deliver a proxy statement and form of proxy.

GAMCO and the nominees agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of this nomination.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Griffin Land & Nurseries, Inc. requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

GAMCO intends to be present at the Annual Meeting of Stockholders in person or by proxy to nominate Mr. Haley and Mr. Schenker to serve as directors of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.



By: George Maldonado

Enclosures

6

Exhibit A

Christopher P. Haley

Age: 45

Address: 724 Dulaney Valley Road
                                 Townson, MD 21204

Principal Occupation: Founder, Managing Principle of Palladian Realty Capital (2009 – Present)

Other Directorships: Rouse Properties, Inc. (Director) (2012 – Present)
                                 NAIOP Foundation (Trustee) (2010 – Present)

(Complete Version of Mr. Haley's Personal Biography Provided To the Company)

Exhibit B

March 20, 2014

Mr. Anthony J. Galici
Secretary, Chief Financial Officer, & VP
Griffin Land & Nurseries, Inc.
One Rockefeller Plaza
Suite 2301
New York, NY 10020

Re: Director Nomination

Dear Mr. Galici:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Griffin Land & Nurseries, Inc. ("Griffin"). I hereby consent to being named as a nominee in Griffin's proxy statement for its 2014 Annual Meeting of Stockholders, and to serving as a Director if elected.

Sincerely,



Christopher P. Haley

Exhibit C

WALTER MILTON SCHENKER

PERSONAL BIOGRAPHY

ADDRESS AND CONTACT:	105 Windsor Drive Pine Brook, NJ 07058 wschenker@mazpartners.com (E-mail) 973-277-2737 (Home) 973-641-5643 (Cell) 973-829-1335 (Work)

EDUCATION:	Bachelor of Arts Degree
	    Cornell University, College of Arts & Science, 1969
	Master of Business Administration
	    Columbia University Graduate School of Business, 1971
	    Finance Major

CURRENT EMPLOYMENT:	MAZ Capital Advisors LLC 2010-Present
	    1130 Route 46, Suite 22, Parsippany, New Jersey, 07054
	    Sole Principal

PRIOR EXPERIENCE:	1999-2010 - Titan Capital Management, LLC
	    Primarily a hedge fund operating as TCMP3 Partners, LP
	    One of three founders and Principals
	    Only one down year and significantly outperformed S&P 500
	    Partner retired in June 2010
	1983-1999 - Worked at a series of buy side firms:
	    Steinhardt Partners (hedge fund)
	    Bear Stearns (derivatives desk)
	    Gabelli & Company, Inc. (analyst/portfolio manager)
	    Glickenhaus & Company (analyst/portfolio manager)
	1971- 1983 - Worked as a sale side analyst for large brokerage firms:
	    Lehman Brothers
	    Drexel Burham Lambert
	    Bear Stearns

PUBLIC BOARDS:	Sevcon, Inc. (December 2013-Present)

REFERENCES:	Yakov Kogan – CEO – Cleveland Biolabs Inc.
	    73 High Street, Buffalo, NY, 14203
	
	Mark Emalfarb – CEO – Dyadic International
	    140 Intercoastal Pointe Drive, Suite 404, Jupiter, FL, 33477
	
	Ward Paxton – CEO – Intrusion, Inc.
	    1101 Arapaho Road, Richardson, TX, 75081

Jeff Parker – CEO – Parkervision, Inc.
8493 Baymeadows Way, Jacksonville, FL, 32256

Larry Sills – CEO – Standard Motor Products
3718 Northern Blvd., Long Island City, NY, 11101

Brad Larson – Former CEO – Meadow Valley Corp.
Meza, AZ

Randy Fields – CEO – Park City Group
299 South Main Street, Suite 2370, Salt Lake City, UT, 84111

Exhibit D

March 21, 2014

Mr. Anthony J. Galici
Secretary, Chief Financial Officer, & VP
Griffin Land & Nurseries, Inc.
One Rockefeller Plaza
Suite 2301
New York, NY 10020

Re: Director Nomination

Dear Mr. Galici:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Griffin Land & Nurseries, Inc. ("Griffin"). I hereby consent to being named as a nominee in Griffin's proxy statement for its 2014 Annual Meeting of Stockholders, and to serving as a Director if elected.

Sincerely,



Walter M. Schenker

Exhibit E

Most recent Schedule 13D amendment, filed on March 11, 2014 (complete filing available on EDGAR)